EXHIBIT 99.2

Press Release of April 17, 2007 – Q3 2007 Financial Results

Trades under the symbol (TSX): PJC.A
Press release
For immediate release

THE JEAN COUTU GROUP – THIRD QUARTER RESULTS
CANADIAN & US NETWORK SALES CONTINUE TO BE DRIVEN BY PHARMACY SALES GROWTH

Longueuil, Quebec, April 17, 2007 - The Jean Coutu Group (PJC) Inc. (the "Company" or the "Jean Coutu Group") today reported its financial results for the third quarter and the 40-week period ended March 3, 2007.

SUMMARY OF RESULTS
(Unaudited, in millions of US dollars except per share amounts)

	14 weeks	13 weeks	13 weeks	40 weeks	39 weeks
	Q3/2007	Q2/2007	Q3/2006	2007	2006
Revenues	3,174.2	2,833.4	2,875.5	8,793.8	8,267.9
Operating income before amortization
("OIBA")	152.8	121.3	137.2	374.3	366.7
OIBA before restructuring charges	161.0	131.0	137.2	402.8	366.7
Net earnings	184.0	72.5	31.6	147.7	73.5
Per share	$0.70	$0.28	$0.12	$0.56	$0.28
Earnings before specific items	39.8	30.8	31.9	88.4	73.2
Per share	$0.15	$0.11	$0.12	$0.34	$0.28

HIGHLIGHTS

  Canadian network sales performance was strong, with an 8.5% increase, while US sales increased 1.1% during the 14-week period ended March 3, 2007 over the like 14-week period last year.

  The Company reversed the $108.0 million impairment loss on its US assets previously recognized as a result of the appreciation of the Rite Aid shares, and recorded further restructuring charges of $8.2 million ($4.9 million after-tax).

  The Company no longer amortizes the assets related to its US operations since they are classified as assets held for sale.

  The company expects to close the sale of its US operations before the end of the fourth quarter of its 2007 fiscal year.

"The Jean Coutu Group's third quarter results were positively impacted by improved sales performance in the Canadian network," said Jean Coutu, President and Chief Executive Officer. "We are seeing the results of our focus on sales growth in the Canadian network. In the meantime, US network sales continue to improve, despite challenges as the transaction closing approaches. We now expect the Rite Aid-Jean Coutu Group transaction to close before the end of the fourth quarter of fiscal 2007."

THE JEAN COUTU GROUP (PJC) INC.	1

3RD QUARTER FISCAL 2007 – PRESS RELEASE

The Company's reporting calendar is based on the US National Retail Federation 4-5-4 merchandising calendar. Accordingly, the Company's fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The year ended June 2, 2007 will contain 53 weeks while the year ended May 27, 2006 contained 52 weeks. The fiscal quarter ended March 3, 2007 contains 14 weeks compared with 13 weeks for the fiscal quarter ended February 25, 2006.

Net earnings

For the third quarter of fiscal 2007, net earnings were $184.0 million ($0.70 per share) compared with $31.6 million ($0.12 per share) for the third quarter of the previous fiscal year.

Canadian and US network sales performance continues to be driven by pharmacy sales growth. US network front-end sales showed improvement, despite challenges as the Rite Aid transaction closing approaches.

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid whereby the Company would dispose of its network in the United States. As provided under GAAP, the Company performed an impairment test and recognized a loss on assets held for sale following the announcement of the transaction. However, since the announcement date, the factors affecting the impairment test fluctuated favorably. As at March 3, 2007, the fair value of the investment in the US Operations, net of estimated transaction costs, had increased significantly and resulted in a potential gain of approximately $130.0 million net of income taxes. Under GAAP, the gain can not be recognized before the closing of the transaction and consequently, during the third quarter the company reversed the $108.0 million impairment loss previously recognized and deferred the recognition of the potential gain until closing. The Company expects to close this transaction, subject to certain usual conditions, before the end of the fourth quarter of fiscal 2007. The final gain or loss is subject to various factors until the transaction closes, such as the variation in the market price of Rite Aid shares and in the Canadian and US dollar exchange rate. In addition, the Company expects to record charges of approximately $113.5 million net of income taxes in relation with debt repayments that are expected to occur at closing.

As a result of the transaction, the Company no longer amortizes the assets related to its US operations since they are classified as assets held for sale, with amortization charges amounting to $57.5 million reversed in consolidation during the third quarter of fiscal 2007 ($107.4 million for the 40-week period of fiscal 2007).

Earnings before specific items were $39.8 million ($0.15 per share) compared with $31.9 million ($0.12 per share) for the third quarter of the previous fiscal year.

Net earnings for the 40-week period ended March 3, 2007 were $147.7 million ($0.56 per share) compared with net earnings of $73.5 million ($0.28 per share) for the 39-week period last year. Earnings before specific items for the 40-week period of fiscal 2007 were $88.4 million ($0.34 per share) compared with $73.2 million ($0.28 per share) for the 39-week period last fiscal year.

The specific items are as follows:

SPECIFIC ITEMS
(Unaudited, in millions of US dollars except per share amounts, net of income taxes)

	14 weeks	13 weeks	13 weeks	40 weeks	39 weeks
	Q3/2007	Q2/2007	Q3/2006	2007	2006

Reversal of impairment loss on assets held for sale	(108.0)	(12.0)	-	-	-
Reversal of amortization of the retail sales segment in consolidation	(34.7)	(30.0)	-	(64.7)	-
Restructuring charges	4.9	5.8	-	17.1	-
Unrealized (gains) losses on monetary items and derivative financial instruments	(6.4)	(5.5)	0.3	(11.7)	(0.3)
Specific items - Total	(144.2)	(41.7)	0.3	(59.3)	(0.3)
Per share	$(0.55)	$(0.17)	-	$(0.22)	-

THE JEAN COUTU GROUP (PJC) INC.	2

3RD QUARTER FISCAL 2007 – PRESS RELEASE

Revenues

Total revenues of the Company's Canadian operations for the 14-week period ended March 3, 2007 reached $490.2 million compared with $413.4 million for the 13-week period ended February 25, 2006, an increase of $76.8 million or 18.6%. Third quarter Canadian revenues increased by 19.4% year-over-year, excluding the impact of currency exchange rate fluctuations. Canadian revenues for the 40-week period reached $1.404 billion, an increase of $212.6 million or 17.8% year-over-year or 13.1% in local currency.

The Company's US operations generated total revenues of $2.684 billion, up 9.0% from the 13-week period ended February 25, 2006, due principally to the additional week in fiscal 2007 and improving pharmacy and front-end sales. Pharmacy sales were impacted by a reduction of 4.8% due to the conversion of branded drugs to generics, which have a lower selling price, but higher gross margins for the drugstore retailer. US revenues for the 40-week period increased to $7.390 billion, up $313.3 million or 4.4% from the 39-week period last fiscal year.

Total revenues for the 14-week period ended March 3, 2007 increased by $298.7 million or 10.4% to $3.174 billion, from $2.876 billion for the 13-week period ended February 25, 2006. Year-to-date revenues increased by $525.9 million or 6.4% to $8.794 billion for the 40-week period ended March 3, 2007 compared with $8.268 billion for the 39-week period ended February 25, 2006.

Retail sales

Retail sales growth percentages quoted herein are calculated in local currency in order to exclude the impact of currency rate fluctuations and are based on comparable periods.

During the third quarter, the Company's Canadian franchise network retail sales were up 7.8% over the like 14-week period last year, pharmacy sales gained 8.6% and front-end sales increased 6.9% in terms of comparable stores. The network showed an 8.5% increase in retail sales for the 14-week period compared with the like 14-week period last year. Retail sales for the period were $747.0 million.

The US corporate pharmacy network retail sales increased 1.1% over the like 14-week period last year, pharmacy sales increased 1.4% and front-end sales increased 0.4% in terms of comparable stores. The impact of generic drugs replacing branded drugs on pharmacy sales growth was 4,8% for the period. Front-end sales growth was negatively impacted by the continued decline in the photo category which was partially offset by a 65% increase in the digital print business. Front-end sales growth was also negatively impacted by the severe winter weather during the Valentine's selling period as well as the declining availability of certain private label and other products as a result of the pending Rite Aid transaction. The network posted a 1.1% increase in retail sales for the 14-week period compared with the like 14-week period last year. Retail sales for the period were $2.679 billion.

RETAIL SALES GROWTH	14 weeks ended	13 weeks ended
(Unaudited)	March 3, 2007	February 25,
		2006

CANADA(1)
Same store sales growth
Total	7.8%	3.3%
Pharmacy	8.6%	7.3%
Front-end	6.9%	(1.6)%
Total sales growth
Total	8.5%	3.4%
Pharmacy	9.1%	7.4%
Front-end	7.9%	(1.6)%

UNITED STATES
Same store sales growth
Total	1.1%	1.5%
Pharmacy	1.4%	2.2%
Front-end	0.4%	(0.1)%
Total sales growth
Total	1.1%	0.2%
Pharmacy	1.3%	1.0%
Front-end	0.5%	(1.6)%

(1) Franchised outlets' retail sales are not included in the Company's consolidated financial statements.

OIBA

OIBA increased in the 14-week period ended March 3, 2007 to $152.8 million from $137.2 million in the 13-week period ended February 25, 2006, principally due to the additional week in the third quarter of fiscal 2007. OIBA as a percentage of revenues ended the quarter at 4.8%, the same level as the third quarter of fiscal 2006.

Fiscal 2007 third quarter OIBA was impacted by certain restructuring charges principally related to the transition pay program associated with the announced transaction. OIBA before restructuring charges amounted to $161.0 million during the third quarter of fiscal 2007 and ended the third quarter at 5.1% compared with 4.8% for the third quarter of fiscal 2006.

THE JEAN COUTU GROUP (PJC) INC.	3

3RD QUARTER FISCAL 2007 – PRESS RELEASE

OIBA as a percentage of revenues for the 40-week period ended March 3, 2007 was 4.3% compared with 4.4% for the 39-week period in fiscal 2006. OIBA before restructuring charges as a percentage of revenues ended the 40-week period of fiscal 2007 at 4.6% compared with 4.4% for the 39-week period of fiscal 2006.

Store network development

During the third quarter of fiscal 2007, 4 drugstores were opened, of which 3 stores were relocations and 5 were closed. On March 3, 2007, there were 2,182 stores in the system, comprised of 326 Canadian PJC stores, and 1,856 Brooks and Eckerd drugstores in the United States.

Outlook

With the announcement of the Rite Aid-Jean Coutu Group transaction, the Company will be well positioned to capitalize on the growth in the North American drugstore retailing industry. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through differentiation and quality of offering and service levels in its drugstore networks.

The Company operates its Canadian and US networks with a focus on sales growth, its real estate program and operating efficiency. Management expects that the announced transaction with Rite Aid, which is expected to close before the end of the fourth quarter of fiscal 2007, will help create shareholder value. The Jean Coutu Group will optimize its US presence by transforming its investment in a regional drugstore chain into the leading ownership position of a major national chain with enhanced scale to better compete in the US drugstore industry. The Company's 32.0% equity interest in the expanded Rite Aid will allow shareholders to participate in the economic benefits of expected synergies. The cash proceeds from the transaction will be used to retire debt, enhancing financial flexibility.

Dividend

The Board of Directors of The Jean Coutu Group declared a quarterly dividend of $C 0.03 per share. This dividend is payable on May 17, 2007 to all holders of Class A subordinate voting shares and holders of Class B shares listed in the Company's shareholder ledger as of May 3, 2007.

Conference call

Financial analysts are invited to attend the third quarter results conference call to be held on April 17, 2007, at 9:00 AM (ET). The toll free call-in number is 1-866-696-5895. Media and other interested individuals are invited to listen to the live or deferred broadcast on The Jean Coutu Group corporate website at www.jeancoutu.com. A full replay will also be available by dialing 1-800-408-3053 code 3219428 (pound sign) until May 18, 2007.

Supporting documentation (additional information and investor presentation) is available at www.jeancoutu.com using the investors link. Readers may also access additional information and filings related to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,182 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 61,000 people.

The Jean Coutu Group's US operations employ 46,000 people and comprise 1,856 corporate-owned stores located in 18 states of the northeastern, mid-Atlantic and southeastern United States. The Jean Coutu Group's Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 326 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements in this press release are forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," "will", "seeks", "approximately", "intends", "plans", "estimates" or "projects" and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments, and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the Company's business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company's business model, supplier and brand reputations, and the accuracy of management's assumptions. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company's actual results.

THE JEAN COUTU GROUP (PJC) INC.	4

3RD QUARTER FISCAL 2007 – PRESS RELEASE

In addition, some of the important factors related to the Rite-Aid-Jean Coutu Group transaction that could cause results to differ materially from the Company's expectations include, but are not limited to, the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the stock purchase agreement; (2) the inability to complete the transaction due to the failure to satisfy any conditions to consummation of the transaction; (3) the failure of the transaction to close for any other reason; (4) the outcome of any legal proceedings that have been or may be instituted against or by the Company and others relating to the transaction; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; (6) the effect of the announcement of the transaction on our customer relationships, operating results and business generally; (7) the ability to recognize the intended benefits of the transaction; and (8) the amount of the costs, fees, expenses and charges related to the transaction.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. For further information, readers are referred to the section on Risks and uncertainties contained in the Company's MD&A as well as in other filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

This press release also contains certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information" section, which is attached to the Company's financial statements.

Source:	The Jean Coutu Group (PJC) Inc.

André Belzile
Senior Vice-President, Finance and
Corporate Affairs
(450) 646-9760

Information:	Michael Murray	Hélène Bisson
	Director, Investor Relations	Director, Public Relations
	(450) 646-9611, Ext. 1068	(450) 646-9611, Ext. 1165
Toll free: 1-866-878-5206

THE JEAN COUTU GROUP (PJC) INC.	5

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings	14 weeks	13 weeks	40 weeks	39 weeks
Periods ended March 3, 2007 and February 25, 2006	2007	2006	2007	2006
(unaudited, in millions of US dollars, unless otherwise noted)	$	$	$	$

Sales	3,119.5	2,826.7	8,640.6	8,127.8
Other revenues (Note 2)	54.7	48.8	153.2	140.1
	3,174.2	2,875.5	8,793.8	8,267.9
Operating expenses
Cost of goods sold	2,400.4	2,170.3	6,664.2	6,229.3
General and operating expenses	613.8	569.1	1,729.7	1,674.8
Restructuring charges (Note 3)	8.2	-	28.5	-
Amortization (Note 4)	3.3	61.2	63.7	183.2
	3,025.7	2,800.6	8,486.1	8,087.3
Operating income	148.5	74.9	307.7	180.6
Financing expenses (Note 5)	52.1	52.8	147.9	152.2
Reversal of impairment loss on assets held for sale (Note 3)	(108.0)	-	-	-
Earnings before income taxes	204.4	22.1	159.8	28.4
Income taxes (recovery)	20.4	(9.5)	12.1	(45.1)
Net earnings	184.0	31.6	147.7	73.5

Earnings per share, in dollars (Note 6)
Basic	0.70	0.12	0.56	0.28
Diluted	0.70	0.12	0.56	0.28

Consolidated statement of retained earnings	14 weeks	13 weeks	40 weeks	39 weeks
Periods ended March 3, 2007 and February 25, 2006	2007	2006	2007	2006
(unaudited, in millions of US dollars)	$	$	$	$

Balance, beginning of period	814.2	816.4	864.4	787.6
Net earnings	184.0	31.6	147.7	73.5
	998.2	848.0	1,012.1	861.1
Dividends	6.7	6.9	20.6	20.0
Balance, end of period	991.5	841.1	991.5	841.1

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
	As at	As at
	March 3,	May 27,
Consolidated balance sheets	2007	2006
(in millions of US dollars)	$	$
	(unaudited)	(audited)

Assets
Current assets
Cash and cash equivalents	37.2	135.8
Accounts receivable	122.3	555.5
Income taxes receivable	8.9	16.5
Inventories	105.2	1,744.9
Prepaid expenses and other	11.7	47.3
Current assets held for sale (Note 3)	2,221.0	-
	2,506.3	2,500.0
Investments	25.8	25.4
Capital assets	269.3	1,385.8
Intangible assets	-	689.4
Goodwill	17.1	876.8
Other long-term assets	94.1	113.6
Long-term assets held for sale (Note 3)	2,718.6	-
	5,631.2	5,591.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	160.2	1,079.6
Future income taxes	-	147.8
Current portion of long-term debt	67.3	78.8
Current liabilities related to assets held for sale (Note 3)	1,165.9	-
	1,393.4	1,306.2
Long-term debt	2,182.9	2,312.0
Other long-term liabilities (Note 7)	23.9	407.1
Long-term liabilities related to assets held for sale (Note 3)	373.3	-
	3,973.5	4,025.3

Shareholders' equity
Capital stock	579.5	577.9
Contributed surplus	3.8	2.4
Retained earnings	991.5	864.4
Foreign currency translation adjustments	82.9	121.0
	1,657.7	1,565.7
	5,631.2	5,591.0

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated statements of cash flows	14 weeks	13 weeks	40 weeks	39 weeks
Periods ended March 3, 2007 and February 25, 2006	2007	2006	2007	2006
(unaudited, in millions of US dollars)	$	$	$	$

Operating activities
Net earnings	184.0	31.6	147.7	73.5
Items not affecting cash
Amortization	7.6	65.3	76.5	195.1
Reversal of impairment loss on assets held for sale	(108.0)	-	-	-
Future income taxes	8.8	9.7	(2.4)	(29.3)
Other	(4.6)	(0.3)	(11.8)	(7.0)
	87.8	106.3	210.0	232.3
Net changes in non-cash asset and liability items	95.6	(48.3)	48.0	(224.1)
Cash flow provided by operating activities	183.4	58.0	258.0	8.2
Investing activities
Investments and temporary investments	(1.4)	(1.4)	(1.7)	78.2
Purchase of capital assets	(28.2)	(37.0)	(118.5)	(113.9)
Proceeds from the disposal of capital assets	2.6	3.1	3.3	97.9
Purchase of intangible assets	-	(2.3)	(2.1)	(9.8)
Proceeds from the disposal of intangible assets	0.4	0.9	1.0	8.7
Other long-term assets	(0.2)	-	(1.7)	-
Cash flow provided by (used in) investing activities	(26.8)	(36.7)	(119.7)	61.1
Financing activities
Issuance of long-term debt, net of expenses	2.0	-	4.6	(0.4)
Repayment of long-term debt	(107.1)	(13.2)	(138.9)	(82.8)
Issuance of capital stock	1.6	-	1.6	0.4
Dividends	(6.7)	(6.9)	(20.6)	(20.0)
Cash flow used in financing activities	(110.2)	(20.1)	(153.3)	(102.8)
Effect of foreign exchange rate changes on cash and cash equivalents	(1.8)	2.7	(5.4)	16.1
Increase (decrease) in cash and cash equivalents	44.6	3.9	(20.4)	(17.4)
Cash and cash equivalents, beginning of period	70.8	110.9	135.8	132.2
Cash and cash equivalents, end of period (1)	115.4	114.8	115.4	114.8

(1)     Includes $78.2 million of cash and cash equivalents grouped with current assets held for sale as of March 3, 2007.

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements. See complementary cash flow information in Note 11.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated segmented information
Periods ended March 3, 2007 and February 25, 2006
(unaudited, in millions of US dollars)

The Company has two reportable segments: franchising and retail sales. Within the franchising segment, the Company carries on the franchising activity of the "PJC Jean Coutu" banner, operates two distribution centers and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the "Brooks" and "Eckerd" banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Revenues (1)
Franchising	490.2	413.4	1,404.1	1,191.5
Retail sales	2,684.0	2,462.1	7,389.7	7,076.4
	3,174.2	2,875.5	8,793.8	8,267.9

Operating income before amortization
Franchising	50.1	42.3	141.6	123.2
Retail sales	102.7	94.9	232.7	243.5
	152.8	137.2	374.3	366.7

Amortization
Franchising (2)	4.3	4.0	12.4	11.7
Retail sales	57.5	58.3	161.6	174.4
Reversal of amortization of the retail sales segment in consolidation (3)	(57.5)	-	(107.4)	-
	4.3	62.3	66.6	186.1

Operating income
Franchising	45.8	38.3	129.2	111.5
Retail sales	45.2	36.6	71.1	69.1
Reversal of amortization of the retail sales segment in consolidation (3)	57.5	-	107.4	-
	148.5	74.9	307.7	180.6

(1)     Revenues include sales and other revenues.
(2)     Including amortization of incentives paid to franchisees.
(3)     Since August 23, 2006, the Company no longer amortizes the assets related to its US operations since they are classified as assets held for sale.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated segmented information
Periods ended March 3, 2007 and February 25, 2006
(unaudited, in millions of US dollars)

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Acquisition of capital assets and intangible assets
Franchising	9.7	13.8	27.2	33.2
Retail sales	18.5	25.5	93.4	90.5
	28.2	39.3	120.6	123.7

			As at	As at
			March 3,	May 27,
			2007	2006
			$	$

Capital assets, intangible assets and goodwill
Franchising			286.4	286.9
Retail sales			2,712.6	2,665.1
			2,999.0	2,952.0

Total assets
Franchising			691.6	729.5
Retail sales			4,939.6	4,861.5
			5,631.2	5,591.0

The Company's revenues, capital assets, intangible assets and goodwill as well as total assets for the geographic areas of Canada and the United States correspond respectively, to the franchising and retail sales segments.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended March 3, 2007 and February 25, 2006
(In millions of US dollars except for margins)

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Canada
Sales	440.1	367.4	1,260.9	1,060.1
Cost of goods sold	401.4	332.5	1,150.6	961.9
Gross profit	38.7	34.9	110.3	98.2
As a % of sales	8.8%	9.5%	8.7%	9.3%
Other revenues (1)	51.1	47.1	146.1	134.3
General and operating expenses	39.7	39.7	114.8	109.3
Operating income before amortization	50.1	42.3	141.6	123.2
Amortization (1)	4.3	4.0	12.4	11.7
Operating income	45.8	38.3	129.2	111.5

United States
Sales	2,679.4	2,459.3	7,379.7	7,067.7
Cost of goods sold	1,999.0	1,837.8	5,513.6	5,267.4
Gross profit	680.4	621.5	1,866.1	1,800.3
As a % of sales	25.4%	25.3%	25.3%	25.5%
Other revenues	4.6	2.8	10.0	8.7
General and operating expenses	574.1	529.4	1,614.9	1,565.5
Restructuring charges	8.2	-	28.5	-
Operating income before amortization	102.7	94.9	232.7	243.5
Amortization	-	58.3	54.2	174.4
Operating income	102.7	36.6	178.5	69.1

Consolidated
Sales	3,119.5	2,826.7	8,640.6	8,127.8
Cost of goods sold	2,400.4	2,170.3	6,664.2	6,229.3
Gross profit	719.1	656.4	1,976.4	1,898.5
As a % of sales	23.1%	23.2%	22.9%	23.4%
Other revenues (1)	55.7	49.9	156.1	143.0
General and operating expenses	613.8	569.1	1,729.7	1,674.8
Restructuring charges	8.2	-	28.5	-
Operating income before amortization	152.8	137.2	374.3	366.7
Amortization (1)	4.3	62.3	66.6	186.1
Operating income	148.5	74.9	307.7	180.6

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended March 3, 2007 and February 25, 2006
(In millions of US dollars except for margins)

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006

Number of outlets
Beginning of period	2,186	2,175	2,185	2,243
Openings	4	10	15	35
Acquisitions	-	-	4	1
Relocations	(3)	(7)	(8)	(18)
Closings	(5)	(5)	(14)	(88)
End of period	2,182	2,173	2,182	2,173

Network performance - Retail sales
(In millions of US dollars)
Canada (1)	747.0	635.7	2,073.5	1,794.0
United States	2,679.4	2,459.3	7,379.7	7,067.7
	3,426.4	3,095.0	9,453.2	8,861.7

Network performance - Retail sales
Canada (1)
Pharmacy	59%	58%	60%	59%
Front-end	41%	42%	40%	41%

United States
Pharmacy	72%	72%	73%	73%
Front-end	28%	28%	27%	27%

(1) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended March 3, 2007 and February 25, 2006
(In millions of US dollars except for margins)

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006

Retail sales growth (1)
Canada (2)
Total	8.5%	3.4%	7.7%	4.0%
Pharmacy	9.1%	7.4%	9.0%	6.7%
Front-end	7.9%	(1.6)%	6.0%	0.3%

United States
Total	1.1%	0.2%	1.7%	21.8%
Pharmacy	1.3%	1.0%	2.1%	23.2%
Front-end	0.5%	(1.6)%	0.5%	18.0%

Retail sales growth - same store (1)
Canada (2)
Total	7.8%	3.3%	7.0%	3.9%
Pharmacy	8.6%	7.3%	8.5%	6.6%
Front-end	6.9%	(1.6)%	5.0%	0.3%

United States (3)
Total	1.1%	1.5%	2.0%	0.5%
Pharmacy	1.4%	2.2%	2.5%	1.3%
Front-end	0.4%	(0.1)%	0.7%	(1.5)%

(1) Growth is calculated in local currency and is based on comparable periods.
(2) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.
(3) This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended March 3, 2007 and February 25, 2006
(In millions of US dollars except for margins)

Non GAAP measures - Operating income before amortization ("OIBA") and OIBA before restructuring charges

OIBA and OIBA before restructuring charges are not measures of performance under Canadian generally accepted accounting principles ("GAAP"); however management uses those performance measures in assessing the operating and financial performance of its reportable segments. Besides, we believe that OIBA and OIBA before restructuring charges are additional measures used by investors to evaluate operating performance and capacity of a company to meet its financial obligations.

However, OIBA and OIBA before restructuring charges are not and must not be used as alternatives to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA and OIBA before restructuring charges are not necessarily indications that cash flow will be sufficient to meet our financial obligations. Furthermore, our definitions of OIBA and OIBA before restructuring charges may not be necessarily comparative to similar measures reported by other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA and OIBA before restructuring charges.
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Net earnings	184.0	31.6	147.7	73.5
Financing expenses	52.1	52.8	147.9	152.2
Reversal of impairment loss on assets held for sale	(108.0)	-	-	-
Income taxes (recovery)	20.4	(9.5)	12.1	(45.1)
Operating income	148.5	74.9	307.7	180.6
Amortization per financial statements	3.3	61.2	63.7	183.2
Amortization of incentives paid to franchisees (1)	1.0	1.1	2.9	2.9
Operating income before amortization ("OIBA")	152.8	137.2	374.3	366.7
Restructuring charges	8.2	-	28.5	-
OIBA before restructuring charges	161.0	137.2	402.8	366.7

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended March 3, 2007 and February 25, 2006
(In millions of US dollars except for margins)

Non GAAP measures - Earnings before specific items

Earnings before specific items and earnings per share before specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company's measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings and earnings per share are reconciled hereunder to earnings before specific items and earnings per share before specific items. All amounts are net of income taxes when applicable.
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Net earnings	184.0	31.6	147.7	73.5
Restructuring charges	4.9	-	17.1	-
Reversal of amortization of the retail sales segment in consolidation	(34.7)	-	(64.7)	-
Unrealized foreign exchange losses (gains) on monetary items	(6.7)	0.3	(9.0)	(0.3)
Unrealized losses (gains) on derivative financial instruments	0.3	-	(2.7)	-
Reversal of impairment loss on assets held for sale	(108.0)	-	-	-
Earnings before specific items	39.8	31.9	88.4	73.2

Earnings per share	0.70	0.12	0.56	0.28
Restructuring charges	0.02	-	0.07	-
Reversal of amortization of the retail sales segment in consolidation	(0.13)	-	(0.25)	-
Unrealized foreign exchange losses (gains) on monetary items	(0.03)	-	(0.03)	-
Unrealized losses (gains) on derivative financial instruments	-	-	(0.01)	-
Reversal of impairment loss on assets held for sale	(0.41)	-	-	-
Earnings per share before specific items	0.15	0.12	0.34	0.28